Exhibit 23.6

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 6, 2004 (except for the third, fourth and fifth paragraphs of Note 1, as to which the date is February 14, 2005), with respect to the consolidated financial statements and schedule of CoSine Communications, Inc. included in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-123869) and related Prospectus of Tut Systems, Inc. for the registration of approximately 2,900,000 shares of its common stock in connection with its acquisition of Copper Mountain Networks, Inc.

/s/ Ernst & Young LLP

San Jose, California

April 25, 2005